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                              September 22, 2022

       Walter S. Hulse, III
       Chief Financial Officer and Treasurer
       ONEOK, Inc.
       100 West 5th Street
       Tulsa, Oklahoma 74103

                                                        Re: ONEOK, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response dated
September 9, 2022
                                                            File No. 001-13643

       Dear Mr. Hulse:

              We have reviewed your September 9, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 29, 2022 letter.

       Response dated September 9, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       37

   1. The disclosures noted in your response to prior comment 3 do not appear to adequately address each element of
our prior comment. Please revise to disclose in greater detail the indirect consequences
of climate-related regulation or business trends related to increased competition to develop
innovative new products that result in lower emissions and
                                                        increased demand for
generation and transmission of energy from alternative energy sources.
   2. We note your response to prior comment 6. Please tell us about any purchase or sale of carbon credits or
offsets planned for future periods.
 Walter S. Hulse, III
FirstName  LastNameWalter S. Hulse, III
ONEOK, Inc.
Comapany 22,
September  NameONEOK,
               2022       Inc.
September
Page 2     22, 2022 Page 2
FirstName LastName
      Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation